United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

August 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

MINUTES OF EXTRAORDINARY MEETING OF THE ADMINISTRATION BOARD

1.       DATE, PLACE AND TIME

The Administration Board (“AB”) held a meeting on August 20, 2021, at 2:00 pm by videoconference, in the terms of the Corporate Bylaws of Vale S.A. (“Vale” or “Company”).

2.       PRESENCE LIST

All members of AB were present, José Luciano Duarte Penido (“JP”) – President (“PCA”), Fernando Jorge Buso Gomes – Vice-President (“FB”), Eduardo de Oliveira Rodrigues Filho (“ER”), José Maurício Pereira Coelho (“JM”), Ken Yasuhara (“KY”), Lucio Azevedo (“LA”), Manuel Lino Silva de Sousa Oliveira (“MLO”), Marcelo Gasparino da Silva (“MG”), Mauro Gentile Rodrigues da Cunha (“MRC”), Murilo Cesar Lemos dos Santos Passos (“MP”), Rachel de Oliveira Maia (“RM”), Roberto da Cunha Castello Branco (“RCB”) and Roger Allan Downey (“RD”). Secretary was Luiz Gustavo Gouvea, Secretary General of Corporate Governance. In addition, the guests mentioned in annex I took part in the meeting.

3.       EXCLUSIVE SESSION

3.1     OPENING OF THE MEETING – PCA commented on the agenda of the meeting, pointing out that the Onboarding Program of AB will be completed with presentations and discussion on the subjects of the exclusive session.

3.2     EVOLUTION OF VALE CULTURAL TRANSFORMATION PROGRAM – AB got acquainted with the context of creation of the program, the status of Vale´s cultural transformation journey and the next steps, according to the presented material, and then, discussed the subject. PCA reaffirmed that cultural transformation is one of Vale's main initiatives, a reason why AB will follow its evolution up continuously. AB requested the Personnel, Remuneration and Governance Committee (“CPRG”) to follow the matter up periodically.

3.3     CRITICAL SUBJECTS OF INSTITUTIONAL RELATIONS – AB got acquainted with and discussed the update regarding the critical subjects of institutional relations, according to the presented material.

Continuation of the Minutes of the Extraordinary Meeting of Vale's Administration Board held on 08/20/2021 at 2 pm.

4.       DELIBERATIVE AGENDA

After examination and debate, the following decision was made:

4.1     CONSEQUENCE MANAGEMENT POLICY – With the favorable opinions of the Audit Committee and CPRG, AB unanimously approved the creation of Consequence Management Policy, of public character, in the terms of the presented proposal. Reference: Proposal for Direct Deliberation to AB.

5.       CLOSING

Once the agenda of the meeting was fulfilled and there was nothing further to discuss, PCA thanked everyone for the participation and closed the meeting, drawing these minutes up. All documents and presentations that supported the subject matters discussed in this meeting were filed on the Governance Portal.

José Luciano Duarte Penido	Fernando Jorge Buso Gomes
President	Vice-President

Eduardo de Oliveira Rodrigues Filho	José Maurício Pereira Coelho
Board Member	Board Member

Ken Yasuhara	Lucio Azevedo
Board Member	Board Member

Manuel Lino Silva de Sousa Oliveira	Marcelo Gasparino da Silva
Board Member	Board Member

Mauro Gentile Rodrigues da Cunha	Murilo Cesar Lemos dos Santos Passos
Board Member	Board Member

Rachel de Oliveira Maia	Roberto da Cunha Castello Branco
Board Member	Board Member

Roger Allan Downey	Luiz Gustavo Gouvea
Board Member	Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Ivan Fadel
Date: August 20, 2021		Head of Investor Relations